UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(Amendment No. 7)

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

D.E MASTER BLENDERS 1753 N.V.

(Name of Subject Company)

D.E MASTER BLENDERS 1753 N.V.

(Name of Person(s) Filing Statement)

Ordinary Shares, nominal value €0.12 per share

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Robin Jansen

Oosterdoksstraat 80

1011 DK Amsterdam

The Netherlands

+31 20-558-1014

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

A. Peter Harwich	Onno van Klinken
Allen & Overy LLP	General Counsel & Secretary
1221 Avenue of the Americas	Oosterdoksstraat 80
New York, New York 10020	1011 DK Amsterdam
+1 (212) 610-6300	The Netherlands
+31 20-558-1753

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Explanatory Note

This Amendment No. 7 amends and supplements the Solicitation/Recommendation on Schedule 14D-9 initially filed with the SEC on June 6, 2013 (as previously filed with the SEC, as the same may have been or may be further amended or supplemented from time to time and, together with the exhibits and annexes attached hereto, this “Statement”) relating to the ordinary shares, nominal value of EUR 0.12 per share, of DEMB.

Item 8.	Additional Information

Item 8 of the Statement is hereby amended and supplemented by adding the following at the end of Item 8:

“On September 6, 2013, Oak Leaf B.V. issued a press release announcing that it had obtained the consent of the lenders under the senior facilities agreement to waive the minimum acceptance level of 95% of the Shares of DEMB on a fully diluted basis if all other conditions of the Offer, as set out in the Offer Memorandum, have been fulfilled. This consent is further subject to the Offeror implementing the Post-Closing Merger and Liquidation in accordance with its contemplated terms, to the percentage of Shares tendered at the end of the extended Acceptance Period being at least 80% of the Shares but not more than 95% of the Shares and to certain other customary closing conditions.

The press release issued by Oak Leaf B.V. announcing the lenders’ waiver is filed as Exhibit (a)(5)(K) to the Schedule TO and is incorporated herein by reference.”

Item 9.	Exhibits

Item 9 of the Statement is hereby amended to add the following exhibit:

(a)(26)	Press Release dated September 6, 2013 (incorporated by reference to Exhibit (a)(5)(K) to the Schedule TO filed by Donata Holding SE, Donata Holdings B.V., JAB Holdings II B.V., JAB Forest B.V., Acorn Holdings B.V., Acorn B.V. and Oak Leaf B.V. on September 6, 2013).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

D.E MASTER BLENDERS 1753 N.V.

/s/ Michel M.G. Cup
Michel M.G. Cup
Chief Financial Officer

Date: September 6, 2013